Matador Resources Company
One Lincoln Centre • 5400 LBJ Freeway • Suite 1500 • Dallas, Texas 75240
Voice 972.371.5200 • Fax 972.371-5201
_____________________________________
January 11, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attention: John Hodgin and Craig Arakawa

Re:	Matador Resources Company
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 1, 2023
File No. 001-35410
Dear Messrs. Hodgin and Arakawa:
Matador Resources Company (the “Company”) is in receipt of the letter (the “Comment Letter”) dated December 14, 2023 containing comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”). Below are the Company’s responses to the comments of the Staff.
For your convenience, each of the Staff’s comments is repeated in bold italicized text below and numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s responses immediately follow each comment.
Form 10-K for the Fiscal Year Ended December 31, 2022
Business
Estimated Proved Reserves, page 17
1.We note the reconciliation of the changes in proved undeveloped reserves includes a line item entry of 46.4 MMBoe for “Extensions and Discoveries” that combines additions of 53.8 MMBoe in new reserves with an offset to remove 7.4 MMBoe for reserves that were not developed or were no longer expected to be developed within five years of their initial bookings as a result of changes in development plans. We also note you include similar adjustments to the net quantities shown in the reconciliation of the changes in total proved reserves for “Extensions and Discoveries” on page F-40 for the years ending December 31, 2022 and 2021, respectively.
We believe that changes associated with reclassifying reserves due to changes in a previously adopted development plan should be categorized as revisions and included in the reconciliation under line item “Revisions of Prior Estimates.” Refer to the guidance in subparagraphs (a) and (d) of FASB ASC 932-235-50-5 and revise the classifications within your proved undeveloped and total proved reserves reconciliations and the associated narratives accordingly.

U.S. Securities and Exchange Commission
Page - 2
January 11, 2024

RESPONSE:
    The Company acknowledges the Staff’s comment and advises the Staff that in future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 10-K”), the Company’s reconciliation of proved undeveloped reserves and total proved reserves will follow the guidance from subparagraphs (a) and (d) of FASB ASC 932-235-50-5. In particular, the Company will categorize changes associated with reclassifying reserves due to changes in a previously adopted development plan as revisions of previous estimates rather than offsets or adjustments to additions from extensions and discoveries.
Drilling Results, page 22
2.Please expand or modify the disclosure of your drilling activities to clarify the extent, if true, that your exploratory wells include and/or exclusively represent extension wells. Refer to the definition of a productive well in Item 1205(b)(2) of Regulation S-K and the definitions of an exploratory well and an extension well in Rule 4-10(a)(13) and (a)(14) of Regulation S-X, respectively. Also, expand your “Glossary of Oil and Natural Gas Terms” to include the definition for an extension well.
RESPONSE:
    The Company acknowledges the Staff’s comment and advises the Staff that the Company’s disclosure of productive exploratory wells does include extension wells, as defined in Rule 4-10(a)(14) of Regulation S-X. In future filings, beginning with the 2023 10-K, the Company will expand or modify its disclosure to clarify the extent to which its exploratory wells include and/or exclusively represent extension wells.
In addition, the Company will revise its “Glossary of Oil and Natural Gas Terms” in its future filings to include the following definition for an extension well:
“Extension well. A well drilled to extend the limits of a known reservoir.”
Unaudited Supplementary Information
Supplemental Oil and Natural Gas Disclosures
Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves, page F-42
3.We note disclosure in footnote (4) on page 18 clarifies the standardized measure includes future plugging and abandonment expenses. Please expand the discussion accompanying the presentation of the standardized measure on page F-42 to include a similar statement. Refer to FASB ASC 932-235-50-36.
RESPONSE:
The Company acknowledges the Staff’s comment and advises the Staff that in future filings, beginning with the 2023 10-K, the Company’s presentations and discussions of the standardized measure of discounted future net cash flows will be consistent with respect to the expenses reflected therein, including, to the extent appropriate, any plugging and abandonment expenses.

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U.S. Securities and Exchange Commission
Page - 3
January 11, 2024

In responding to the Staff’s comments, the Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Please direct any questions in connection with the responses set forth in this letter to the undersigned at (972) 371-5418 or Preston Bernhisel of Baker Botts L.L.P. at (214) 953-6783.

Sincerely,

/s/ Brian J. Willey
Brian J. Willey
Executive Vice President and Chief Financial Officer

cc:	Craig Adams, Matador Resources Company
Bryan Erman, Matador Resources Company
Preston Bernhisel, Baker Botts, L.L.P.